March 25, 2015

U.S. Securities and Exchange Commission

100 F Street,

N.E. Washington, D.C. 20549

United States of America

Re:	Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Governor and Company of the Bank of Ireland has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on March 25, 2015.

Sincerely,

/s/ RICHIE BOUCHER
The Governor and Company of the Bank of Ireland